UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-3A-2

FILE NO. 0-29604

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

ENERGYSOUTH, INC.

(Name of Company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”), and submits the following information:

1.	The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of Alabama:

a.	Mobile Gas Service Corporation (“Mobile Gas”), a natural gas distribution company;

b.	MGS Storage Services, Inc., which owns a 90.9% general partnership interest in Bay Gas Storage Company, Ltd.;

c.	Bay Gas Storage Company, Ltd. (“Bay Gas”), a limited partnership engaged in the business of underground natural gas storage;

d.	EnergySouth Services, Inc., which owns a 51% interest in Southern Gas Transmission Company;

e.	Southern Gas Transmission Company (“SGT”), a general partnership which operates a gas pipeline; and

f.	MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.

The business address of the Claimant and each of its subsidiaries is:

2828 Dauphin Street
Mobile, Alabama 36606

2.	Mobile Gas is a “gas utility company” under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which are located in Mobile and Baldwin County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

The properties of Bay Gas consist of underground gas storage caverns located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, located in Washington and Mobile Counties, Alabama.

The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, located in Monroe and Escambia Counties, Alabama.

Neither Claimant nor any of its subsidiaries other than Mobile Gas is a “gas utility company” under the provisions of Section 2(a)(4) of the Act.

3.	The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

a.	Mcf of natural or manufactured gas distributed at retail: 5,876,794 Mcf, all of which was distributed within the state of Alabama.

Mcf of natural or manufactured gas transported on behalf of end users: 24,208,666 Mcf, all of which was transported within the state of Alabama.

b.	Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

c.	Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized or at the State line: None

d.	Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 2,549,341 Mcf purchased from Louisiana and Texas.

4.	The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

2

EXHIBIT A. A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the calendar year ended December 31, 2004, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A and made a part hereof.

EXHIBIT B. Not Applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

ENERGYSOUTH, INC. (Name of Claimant)
BY	/s/ Charles P. Huffman
Charles P. Huffman
Its Senior Vice President and Chief Financial Officer

CORPORATE SEAL ATTEST:
By	/s/ G. Edgar Downing
G. Edgar Downing, Jr.
Its Vice President, Secretary And General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer
2828 Dauphin Street
Mobile, Alabama 36606

3

ENERGYSOUTH, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2004
(UNAUDITED)
(Dollars in thousands)

EXHIBIT A

		MOBILE	ENERGYSOUTH	SOUTHERN GAS	MGS	BAY GAS	MGS			CONSOLIDATED
ACCOUNT DESCRIPTION	ENERGYSOUTH	GAS	SERVICES	TRANSMISSION	STORAGE	STORAGE	MARKETING	TOTAL	ELIMINATION	TOTAL

Assets

Current Assets:
Cash and Cash Equivalents	$1,901	$363		$50		$6,941		$9,255	$(274)	$8,981
Receivables:
Gas		10,826		38		1,373		12,237		12,237
Unbilled Revenue		7,534						7,534		7,534
Merchandise		2,329						2,329		2,329
Other	1	778				99		878		878
Associated Companies	180	88	5		1	348	7	629	(629)	—
Less Allowance for Doubtful Accounts		(1,143)						(1,143)		(1,143)
Notes Receivable — Associated Companies	11,112		1,028		768		180	13,088	(13,088)	—
Materials, Supplies, and Mdse (at average cost)		1,464						1,464		1,464
Gas Stored Underground (at average cost)		5,617						5,617		5,617
Regulatory Assets		1,803						1,803		1,803
Deferred Income Taxes		1,247						1,247		1,247
Prepayments	35	709	1			281		1,026		1,026

Total Current Assets	13,229	31,615	1,034	88	769	9,042	187	55,964	(13,991)	41,973

Property, Plant & Equipment:
Property, Plant & Equipment		180,556		3,485		92,229		276,270		276,270
Less Accumulated Depreciation and Amortization		58,875		1,109		12,572		72,556		72,556

Property, Plant & Equipment — Net	—	121,681	—	2,376	—	79,657	—	203,714		203,714
Construction Work in Progress		39				204		243		243

Total Property, Plant & Equipment	—	121,720	—	2,376	—	79,861	—	203,957		203,957

Other Assets:
Investment in Mobile Gas Service Corporation	63,358							63,358	(63,358)	—
Investment in MGS Energy Services, Inc.	2,103							2,103	(2,103)	—
Investment in MGS Storage Services, Inc.	27,459							27,459	(27,459)	—
Investment in MGS Marketing Services, Inc.	187							187	(187)	—
Investment in Partnerships			1,252		35,191			36,443	(36,443)	—
Prepaid Pension Cost		1,045						1,045		1,045
Deferred Charges		346				305		651		651
Prepaids						942		942		942
Regulatory Assets		579						579		579
Merchandise Receivables Due After One Year		3,494						3,494		3,494

Total Other Assets	93,107	5,464	1,252	—	35,191	1,247	—	136,261	(129,550)	6,711

Total Assets	$106,336	$158,799	$2,286	$2,464	$35,960	$90,150	$187	$396,182	$(143,541)	$252,641

ENERGYSOUTH, INC.
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2004
(UNAUDITED)
(Dollars in thousands)

EXHIBIT A

		MOBILE	ENERGYSOUTH	SOUTHERN GAS	MGS	BAY GAS	MGS			CONSOLIDATED
ACCOUNT DESCRIPTION	ENERGYSOUTH	GAS	SERVICES	TRANSMISSION	STORAGE	STORAGE	MARKETING	TOTAL	ELIMINATION	TOTAL

Capitalization and Liabilities

Current Liabilities:
Current Maturities of Long-Term Debt		$2,441				$2,596		$5,037		$5,037
Notes Payable	6,175							6,175		6,175
Associated Companies	1,977	11,082						13,059	(13,059)	—
Accounts Payable	86	8,693	1	2		285		9,067	(274)	8,793
Associated Companies	44	511	5	1	30	68		659	(659)	—
Dividends Declared	1,555							1,555		1,555
Customer Deposits		1,321						1,321		1,321
Taxes Accrued	22	2,857	15	6	324	206		3,430		3,430
Interest Accrued	4	200				355		559		559
Regulatory Liabilities		4,768						4,768		4,768
Other Liabilities	229	748				37		1,014		1,014

Total Current Liabilities	10,092	32,621	21	9	354	3,547	—	46,644	(13,992)	32,652

Other Liabilities:
Accrued Postretirement Benefit Cost		570						570		570
Deferred Income Taxes	(580)	14,126	360		8,147			22,053		22,053
Deferred Investment Tax Credits		257						257		257
Regulatory Liabilities		12,031						12,031		12,031
Other Liabilities		1,337				34		1,371		1,371

Total Other Liabilities	(580)	28,321	360	—	8,147	34	—	36,282		36,282

Total Liabilities	9,512	60,942	381	9	8,501	3,581	—	82,926	(13,992)	68,934

Capitalization:
Stockholders’ Equity	78		1					79	(1)	78
Capital in Excess of Par Value	26,364	17,964						44,328	(17,964)	26,364
Grantor Trust	(1,406)							(1,406)		(1,406)
Deferred Directors Fee Plan	1,406							1,406		1,406
Partner’s Capital				794	10,490	8,695		19,979	(19,979)	—
Retained Earnings	70,382	45,591	1,904	1,661	16,969	30,026	187	166,720	(96,338)	70,382

Total Stockholders’ Equity	96,824	63,555	1,905	2,455	27,459	38,721	187	231,106	(134,282)	96,824
Minority Interest									4,733	4,733
Long-Term Debt (Less Current Maturities)		34,302				47,848		82,150		82,150

Total Capitalization	96,824	97,857	1,905	2,455	27,459	86,569	187	313,256	(129,549)	183,707

Total Capitalization and Liabilities	$106,336	$158,799	$2,286	$2,464	$35,960	$90,150	$187	$396,182	$(143,541)	$252,641

ENERGYSOUTH, INC.
CONSOLIDATING INCOME STATEMENT
AND STATEMENT OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
(UNAUDITED)
(Dollars in thousands)

EXHIBIT A

		MOBILE	ENERGYSOUTH	SOUTHERN GAS	MGS	BAY GAS	MGS			CONSOLIDATED
ACCOUNT DESCRIPTION	ENERGYSOUTH	GAS	SERVICES	TRANSMISSION	STORAGE	STORAGE	MARKETING	TOTAL	ELIMINATION	TOTAL

Operating Revenues
Gas Revenues		$100,484		$464		$18,231		$119,179	$(4,177)	$115,002
Merchandise Sales		3,127						3,127		3,127
Other	1,215	1,439	55					2,709	(1,215)	1,494

Total Operating Revenues	1,215	105,050	55	464		18,231		125,015	(5,392)	119,623

Operating Expenses
Cost of Gas		48,376						48,376	(4,177)	44,199
Cost of Merchandise		2,807						2,807		2,807
Operations	1,234	22,167	10	56	82	2,950		26,499	(1,215)	25,284
Depreciation		7,321		86		2,421		9,828		9,828
Taxes, Other Than Income Taxes		7,545	3	29		883	(3)	8,457		8,457

Total Operating Expenses	1,234	88,216	13	171	82	6,254	(3)	95,967	(5,392)	90,575

Operating Income	(19)	16,834	42	293	(82)	11,977	3	29,048	—	29,048

Other Income and (Expense)
Interest Expense	(28)	(3,390)			(6)	(4,427)		(7,851)	112	(7,739)
Allowance for Borrowed Funds Used During Construction		14						14		14
Interest Income	114	12			1	67	4	198	(112)	86
Income From Subsidiaries/Partnerships	12,774		292		7,617			20,683	(20,683)	—
Less Minority Interest			(144)		(693)			(837)	—	(837)

Total Other Income (Expense)	12,860	(3,364)	148		6,919	(4,360)	4	12,207	(20,683)	(8,476)

Income Before Income Taxes	12,841	13,470	190	293	6,837	7,617	7	41,255	(20,683)	20,572

Income Taxes	25	5,038	71		2,619		3	7,756	—	7,756

Net Income	$12,816	$8,432	$119	$293	$4,218	$7,617	$4	$33,499	$(20,683)	$12,816

Retained Earnings at December 31, 2003	63,717	42,209	1,785	1,730	12,751	22,409	183	144,784	(81,067)	63,717

Dividends Paid/Capital Distributions	(6,151)	(5,049)		(362)				(11,562)	5,411	(6,151)

Retained Earnings at December 31, 2004	$70,382	$45,592	$1,904	$1,661	$16,969	$30,026	$187	$166,721	$(96,339)	$70,382